COMMENTS RECEIVED ON 01/26/2024

FROM KIM MCMANUS

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity New Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 218

1)

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. In addition to the fees and expenses described below, your broker may also require you to pay brokerage commissions on purchases and sales of certain share classes of the fund.”

C:

The Staff requests we revise the bold language to reference “other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below.”

R:

The disclosure will be revised to read:

“In addition to the fees and expenses described below, your broker may also require you to pay other fees, such as brokerage commissions on purchases and sales of certain classes of shares of the fund and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 20% of the fund's net assets in securities that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - to adjust the fund's risk exposure - as well as forward foreign currency exchange contracts for both hedging and non-hedging purposes.”

C:

The Staff requests we revise the principal investment strategy related to securities that have a leveraging effect on the fund to refer to speculative, rather than non-hedging, purposes.

R:

We believe the existing disclosure appropriately disclosures the purposes for which derivatives may be utilized. We, therefore, decline to modify the disclosure.